FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	February	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Lenovo ThinkPad Laptop Computers to Gain New Level of Integration With BlackBerry Smartphones	2
2.	RIM Announces Settlement with the SEC	2

Document 1

February 16, 2009

LENOVO THINKPAD LAPTOP COMPUTERS TO GAIN NEW LEVEL OF INTEGRATION WITH BLACKBERRY SMARTPHONES

Research Triangle Park, NC and Waterloo, ON – February 16, 2009 – Lenovo and Research In Motion (RIM) today announced that the two companies will work together to promote new Lenovo mobile solutions that will help on-the-go business users enhance their mobile computing and communications experience through tighter integration between Lenovo ThinkPad laptop computers and BlackBerry® smartphones.

Leveraging Lenovo's extensive global R&D capabilities and engineering prowess in laptop computers together with RIM's expertise in smartphones and wireless solutions, Lenovo plans to develop and deliver a range of industry-leading solutions and technologies that can help professionals conduct business more effectively on the go.

Lenovo Constant Connect, the first solution developed by Lenovo, will leverage the strengths of the BlackBerry® solution and Lenovo ThinkPad laptops to deliver an unparalleled user experience for flexible, real-time access to enterprise-based email. Lenovo Constant Connect will allow enterprise email received on a user's BlackBerry smartphone to be automatically synchronized via Bluetooth® onto the user's ThinkPad laptop – even if the ThinkPad laptop is off – without the user having to take any additional steps.

This level of integration and availability dramatically improves access to email on the Lenovo ThinkPad laptop from wherever a BlackBerry smartphone can access a connection. In addition to greater flexibility and convenience, it can also reduce the need to use the laptop with fee-based Wi-Fi® networks. Lenovo Constant Connect is expected to be available from Lenovo and its business partners in the second quarter of 2009 in the U.S, and to be rolled out in markets around the world later in 2009.

"With more and more mobile professionals relying on both their BlackBerry smartphone and ThinkPad laptop PC, we view better integration between the two devices as a necessity. Today's announcement is the first step in combining these best-in-class solutions to deliver a more useful and powerful mobile work experience," said Lenovo CEO Yang Yuanqing.

"Lenovo is adding significant value for our mutual customers by developing tighter and more seamless integration between Lenovo ThinkPad laptops and BlackBerry smartphones," said Jim Balsillie, Co-CEO, Research In Motion. "By leveraging the industry-leading, push-based connectivity of the BlackBerry solution, Lenovo Constant Connect will simplify email synchronization on the laptop and provide mobile professionals with greater flexibility to manage their email on the move."

About Lenovo

Lenovo (HKSE: 992) (ADR: LNVGY) is dedicated to building the world’s most innovative personal computers. Lenovo’s business model is built on innovation, operational efficiency and customer satisfaction as well as a focus on investment in emerging markets. Formed by Lenovo Group’s acquisition of the former IBM Personal Computing Division, the company develops, manufactures and markets reliable, high-quality, secure and easy-to-use technology products and services worldwide. Lenovo has major research centers in Yamato, Japan; Beijing, Shanghai and Shenzhen, China; and Raleigh, North Carolina. For more information see www.lenovo.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

February 17, 2009

FOR IMMEDIATE RELEASE

RIM Announces Settlement with the SEC

WATERLOO, ONTARIO--(Marketwire - Feb. 17, 2009) - Research In Motion Limited ("RIM") (NASDAQ:RIMM)(TSX:RIM) announced today that RIM and four of its officers, Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto, have entered into settlements with the Securities and Exchange Commission (the "SEC") that resolve the previously-disclosed SEC investigation of RIM's historical stock option granting practices. RIM previously disclosed a management-initiated, voluntary review of its historical stock option granting practices that had commenced in 2006 and had been self-reported to the SEC and the Ontario Securities Commission ("OSC").

In the settlement with the SEC that was filed today, RIM consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. RIM is not required to pay disgorgement or a monetary penalty.

Messrs. Balsillie and Lazaridis have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provides that Messrs. Balsillie and Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Balsillie and Lazaridis have already voluntarily paid those amounts to RIM. These repayments were made earlier as part of a series of recommendations of a Special Committee of RIM's Board of Directors following RIM's internal review of its historical stock option granting practices.

Messrs. Kavelman and Loberto have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The order also provides that Messrs. Kavelman and Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Kavelman and Loberto have already voluntarily paid those amounts to RIM at the same time and on the same basis as Messrs. Balsillie and Lazaridis. In addition, Messrs. Kavelman and Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.

Messrs. Balsillie, Lazaridis, Kavelman and Loberto also agreed to monetary penalties totaling, in aggregate, US$1.425 million.

As previously disclosed, on February 5, 2009, the Commissioners of the OSC approved a separate settlement agreement with RIM and certain of its officers and directors relating to RIM's historical stock option granting practices.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless HandheldTM product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.BlackBerry.com.

For more information, please contact

Investor Contact:

RIM Investor Relations

(519) 888-7465

Email: investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 17, 2009	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer